Report to Shareholders for the First Quarter, 2005

www.cibc.com

Report of the Chief Executive Officer

February 24, 2005
First Quarter Results Highlights

CIBC announced net income of $707 million for the first quarter ended January 31, 2005 compared with $586 million a year ago. Diluted EPS were $1.94, compared with $1.54 a year ago. ROE was 25.7%, compared with 21.0% for the same period a year earlier.

     The first quarter diluted EPS of $1.94 included the following items:

•	$115 million ($64 million after-tax) gain on sale of shares of Juniper Financial Corp. ($0.19 per share).

•	$85 million ($85 million after-tax) gain on sale of shares of Republic Bank Limited ($0.24 per share).

•	$34 million ($22 million after-tax) gain on sale of shares of ACE Aviation Holdings Inc. ($0.06 per share).

     CIBC’s net income and diluted EPS for the first quarter of 2005 were up from $402 million and $1.06, respectively, for the prior quarter.

     During the quarter, we repurchased and cancelled approximately 7.2 million common shares under our normal course issuer bid. Our Tier 1 capital ratio remained strong at 10.5%.

Sustainable returns to shareholders

CIBC recorded another strong quarter of results, which reflects our focus on delivering what matters to our clients and improving productivity, while diligently managing risk.

Putting clients first

Our three businesses are focused on building strong client relationships. In CIBC Retail Markets, we are investing in our delivery channels and in training for our employees. CIBC Wealth Management is strengthening its leadership position by continuing to build on its advisors’ capabilities. In CIBC World Markets, we continue to have the #1 franchise, having been named the top Equity Underwriter in Canada for the 4th consecutive year.

Improving productivity

CIBC remains committed to being competitive in its productivity. CIBC is seeking to achieve a sustained reduction in its efficiency (NIX) ratio by implementing focused cost savings initiatives and streamlining processes.

Managing risk

CIBC’s strong performance has been achieved against a backdrop of significant risk management initiatives. We will continue to prudently manage our risk profile, by managing for the long-term and striking the right balance between risk and return.

     We also continue to invest in governance programs to manage reputation and legal risk. During the quarter, CIBC strengthened its privacy program by establishing a national Privacy Office to oversee such issues across the organization, providing a single point of contact to escalate concerns and to address any underlying systemic causes.

Financial highlights

CIBC Retail Markets delivered another quarter of strong results, driven by volume growth and higher spreads, in addition to the gains on the sale of Republic Bank Limited and ACE Aviation Holdings Inc. shares.

     CIBC Wealth Management’s results were also solid, as strong capital markets led to higher fee-based and new issue revenue in retail brokerage.

     CIBC World Markets recorded strong results in Canadian equity new issues. This was offset by lower merchant banking gains net of write-downs this quarter.

Other highlights

CIBC Retail Markets

•	Investing in our employees: We conducted 42 half-day workshops on building client satisfaction and service excellence across Canada, involving more than 10,000 frontline employees and almost 300 head office employees.

•	Enhancing our clients’ experience: We opened four new flagship branches in Regina, Ottawa, Toronto and Victoria, and four new President’s Choice Financial services pavilions. In addition, we have extended branch hours in Vancouver and Toronto, as well as other parts of southern Ontario.

•	Recognition for training: We received two awards for our online branch and small business banking employee learning programs at the Corporate University Xchange’s 6th Annual Awards for Excellence and Innovation in Corporate Learning.

CIBC Wealth Management

•	Strong asset performance in full service brokerage: CIBC Wood Gundy reached a new high of $105.4 billion in assets under administration, partially driven by growth in fee-based products.

•	Launch of new equity-linked notes: Leveraging CIBC World Markets’ strong product capability and Imperial Service’s unique IDA-licensed workforce, we launched the CIBC Income Generation Deposit Notes and CIBC Diversified Growth Guaranteed Return Deposit Notes to meet the needs of clients looking for equity market returns with guaranteed principal.

CIBC First Quarter 2005

•	Industry recognition for Talvest Global Healthcare Fund: The Talvest Global Healthcare Fund was presented with the Healthcare Equity Fund of the Year award at the 2004 Canadian Investment Awards.

CIBC World Markets

•	CIBC World Markets Named Top Dealmaker: CIBC World Markets was named Canada’s #1 Equity Underwriter for 2004 by The Globe and Mail for the fourth consecutive year. This was the second strongest quarter ever for Canadian new equity issues for CIBC World Markets. Key transactions included acting as joint bookrunner on ING Canada Inc.’s $907 million initial public offering.

•	Distribution Strength: CIBC acted as agent to L.F. Investments (Barbados) Limited, controlled by Mr. Li Ka Shing, on the sale of 17 million common shares of CIBC at $70.00 per share, for gross proceeds of $1.2 billion.

•	Continued Success in U.S. Real Estate Finance: CIBC’s Real Estate Finance Group continued to build on a successful 2004 by completing a large commercial mortgage-backed securities offering with J.P. Morgan Chase and Barclays Capital.

Accountability to stakeholders

CIBC was recognized as one of Canada’s top ten Most Respected Corporations for 2004 in a KPMG-sponsored survey conducted by Ipsos-Reid. In the category of Corporate Social Responsibility, CIBC ranked third, recognizing our commitment to the community and the environment.

     During the quarter, CIBC, its employees and pensioners demonstrated the strength of this commitment to the community, raising a record-breaking $8.3 million nationally for the United Way campaign.

Outlook

North America is expected to experience moderate economic growth in 2005. In Canada, the strong Canadian dollar will continue to dampen exports, but low interest rates will support the performance of domestic industries, maintain a healthy level of construction and drive moderate growth in consumer spending.

     The outlook for continued low and stable interest rates is positive for CIBC’s retail and wealth management businesses. As a result, we expect continuing volume growth in both lending and deposits. The outlook for our wholesale business continues to be promising for the remainder of the year, although Canadian new equity issues are not projected to be at the same levels as in the first quarter.

     At CIBC, our vision is to be recognized as the leader in client relationships. To achieve this, we remain firmly focused on what we have been doing: investing in our client-facing activities while improving productivity, growing our core businesses and maintaining a prudent risk profile.

John S. Hunkin
Chief Executive Officer

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements which are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook of CIBC for 2005 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. A forward-looking statement is subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control, affect the operations, performance and results of CIBC and its business lines, and could cause actual results to differ materially from the expectations expressed in any of CIBC’s forward-looking statements. These factors include: current, pending and proposed legislative or regulatory developments in the jurisdictions where CIBC operates, including pending developments in Canadian laws regulating financial institutions and US regulatory changes affecting foreign companies listed on a U.S. exchange, as well as amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; legal and regulatory proceedings and related matters; the effect of applying future accounting changes; change in tax laws; political conditions and developments; the possible effect on CIBC’s business of international conflicts and the war on terror; the accuracy and completeness of information provided to CIBC by clients and counterparties; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate fluctuation; currency value fluctuation; general economic conditions worldwide, as well as in Canada, the United States and other countries where CIBC has operations; changes in market rates and prices which may adversely affect the value of financial products; CIBC’s success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels, including electronic commerce-based efforts. This list is not exhaustive of the factors that may affect any of CIBC’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this report.

2	CIBC First Quarter 2005

First Quarter Financial Highlights

	2005	2004	2004
As at or for the three months ended	Jan. 31	Oct. 31	Jan. 31
COMMON SHARE INFORMATION
Per share — basic earnings	$1.96	$1.08	$1.56
— diluted earnings	1.94	1.06	1.54
— dividends	0.65	0.60	0.50
— book value	30.62	29.92	29.70
Share price — high	73.70	73.90	68.60
— low	67.95	64.50	59.35
— closing	68.45	73.90	66.66
Shares outstanding (thousands)
— average basic	346,269	349,128	359,742
— average diluted	350,201	353,152	363,917
— end of period	341,098	347,488	360,992
Market capitalization ($ millions)	$23,348	$25,679	$24,064

VALUE MEASURES
Price to earnings multiple (12 month trailing)	11.4	13.2	11.8
Dividend yield (based on closing share price)	3.8%	3.2%	3.0%
Dividend payout ratio	33.2%	55.7%	32.3%
Market value to book value ratio	2.24	2.47	2.24

FINANCIAL RESULTS ($ millions)
Total revenue(1)	$3,079	$2,901	$2,941
Provision for credit losses	178	175	155
Non-interest expenses	1,901	2,266	1,943
Net income(1)	707	402	586

FINANCIAL MEASURES
Efficiency ratio(1)	61.7%	78.1%	66.1%
Efficiency ratio (teb)(1)(2)	60.9%	77.1%	65.2%
Return on common equity	25.7%	14.2%	21.0%
Net interest margin(1)(3)	1.82%	1.84%	1.97%
Net interest margin on average interest-earning assets(1)(3)	2.15%	2.17%	2.34%
Return on average assets(1)	0.97%	0.57%	0.83%
Return on average interest-earning assets(1)(3)	1.15%	0.68%	0.99%

ON- AND OFF-BALANCE SHEET INFORMATION ($ millions)
Cash, deposits with banks and securities(3)	$82,087	$79,519	$83,152
Loans and acceptances	143,631	142,282	137,743
Total assets	285,183	278,764	284,935
Deposits	193,301	190,577	193,214
Common shareholders’ equity	10,445	10,397	10,722
Average assets	288,288	278,535	281,529
Average interest-earning assets(3)	244,357	236,045	236,051
Average common shareholders’ equity	10,503	10,545	10,591
Assets under administration	825,600	771,300	761,600

BALANCE SHEET QUALITY MEASURES
Common equity to risk-weighted assets	8.8%	9.0%	9.2%
Risk-weighted assets ($ billions)	$118.6	$115.9	$116.3
Tier 1 capital ratio	10.5%	10.5%	11.1%
Total capital ratio	13.1%	12.8%	13.0%

OTHER INFORMATION
Retail/wholesale ratio(4)	72%/28%	72%/28%	65%/35%
Regular workforce headcount	36,780	37,281	36,460

(1)	On November 1, 2004, we retroactively adopted the amendments to the Canadian Institute of Chartered Accountants (CICA) handbook section 3860, “Financial Instruments — Disclosure and Presentation.” The amended standard requires that preferred shares that are convertible into a variable number of common shares at the option of the holder be presented as liabilities rather than as equity, and dividend payments and premium on redemptions arising from such preferred shares be treated as interest expense within the consolidated statements of income. Prior period information has been reclassified or restated, as appropriate.
(2)	Taxable equivalent basis (TEB). For additional information, see the Non-GAAP measures section.
(3)	During the fourth quarter of 2004, we reclassified equity-accounted investments from investment securities to other assets. This realignment has also resulted in the reclassification of related income statement items. Prior period information has been reclassified and, accordingly, net interest margin has been restated.
(4)	Retail includes CIBC Retail Markets, CIBC Wealth Management and commercial banking (reported as part of CIBC World Markets). Wholesale reflects CIBC World Markets, excluding commercial banking. The ratio represents the amount of capital attributed to the business lines as at the end of the period. For further details, see the Non-GAAP measures section.

CIBC First Quarter 2005	3

Management’s Discussion And Analysis

Management’s discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements included in this report and with the MD&A contained in our 2004 Annual Accountability Report. The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars. This MD&A is current as of February 23, 2005. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. Certain comparative information has been reclassified to conform to the presentation in the current period. A glossary of terms used throughout this quarterly report can be found on pages 194 and 195 of our 2004 Annual Accountability Report.

Executive overview

CIBC is a leading North American financial institution with assets of $285 billion, market capitalization of $23.3 billion and a Tier 1 capital ratio of 10.5% at January 31, 2005. CIBC provides financial services to retail, small business, and corporate and institutional clients.

Financial performance

$ millions, except per share amounts,	2005	2004	2004
as at or for the three months ended	Jan. 31	Oct. 31	Jan. 31
Total revenue	$3,079	$2,901	$2,941
Net income	707	402	586
Earnings per share — basic	1.96	1.08	1.56
— diluted	1.94	1.06	1.54
Dividends per share	0.65	0.60	0.50
Total assets	285,183	278,764	284,935
Return on equity	25.7%	14.2%	21.0%
Efficiency ratio	61.7%	78.1%	66.1%
Total shareholder return	(6.5)%	12.4%	13.4%
Share price	68.45	73.90	66.66

Tier 1 capital ratio	10.5%	10.5%	11.1%
Total capital ratio	13.1%	12.8%	13.0%

CIBC’s results in the quarter benefited from the continuing expansion of the North American economy. In Canada, the Bank of Canada held interest rates steady, enabling growth in consumer credit and personal deposits. In the U.S., the Federal Reserve raised rates moderately by 50 basis points. Increased investor confidence led to improvements in Canadian equity markets with higher trading volumes and asset values generating higher fees.

     Net income for the quarter was $707 million, up $121 million from the first quarter of 2004, which included a reduction of income tax expense of $50 million related to an increase in our future income tax asset and a $50 million non-tax effected provision related to matters involving our dealings with certain hedge funds in the U.S. The current quarter benefited from an $85 million gain ($85 million after-tax) on the Republic Bank sale, a $115 million gain ($64 million after-tax) on the Juniper sale (these sales are discussed in the Significant events section) and a $34 million gain ($22 million after-tax) on the sale of shares of ACE Aviation Holdings Inc. (ACE sale), partially offset by reduced revenue from sales of non-core loans in CIBC World Markets.

     Net income was up $305 million from the prior quarter, primarily due to the Republic Bank, Juniper and ACE sales noted above and reduced provision for credit losses in CIBC World Markets, partially offset by reduced merchant banking gains net of write-downs. The prior quarter also included a $300 million provision ($194 million after-tax) in respect of Enron-related litigation matters, an $85 million tax recovery related to the resolution of various income tax audits, a $62 million reversal ($40 million after-tax) of allowance for credit losses and a $49 million recovery ($32 million after-tax) on the Air Canada contract write-down.

     Diluted earnings per share and return on equity for the quarter were $1.94 and 25.7%, respectively, compared with $1.54 and 21.0% for the first quarter of 2004 and $1.06 and 14.2% for the prior quarter.

     Our Tier 1 and total capital ratios remained strong at 10.5% and 13.1%, respectively. During the quarter, we renewed our normal course issuer bid to repurchase up to 17 million common shares until December 23, 2005.

     CIBC’s total shareholder return for the quarter was (6.5)%, compared with 13.4% for the first quarter of 2004 and 12.4% for the prior quarter.

Summary of segmented results

CIBC Retail Markets

Net income was up $87 million from the first quarter of 2004, due to the $85 million after-tax gain on the Republic Bank sale, volume growth in personal banking and the $22 million after-tax gain on the ACE sale, partially offset by lower treasury revenue allocations.

     Net income was up $71 million from the prior quarter, which included the $32 million after-tax recovery on the Air Canada contract write-down and a $24 million after-tax reversal of the allowance for credit losses in student loans, primarily due to the Republic Bank and ACE sales.

CIBC Wealth Management

Net income was up $24 million from the first quarter of 2004, which included a non-tax effected provision of $25 million related to matters involving our dealings with certain hedge funds in the U.S.

     Net income was up $14 million from the prior quarter, primarily due to stronger revenue in retail brokerage and

4	CIBC First Quarter 2005

     revenue increases across all other business lines, partially offset by higher revenue-related compensation.

CIBC World Markets

Net income was down $15 million from the first quarter of 2004, primarily due to reduced revenue from sales of non-core loans, partially offset by lower non-interest expenses.

     Net income was up $207 million from the prior quarter, which included the $300 million ($194 million after-tax) provision in respect of Enron-related litigation matters, primarily due to the recovery of credit losses, partially offset by reduced merchant banking gains net of write-downs.

Corporate and Other

Net income was up $25 million from the first quarter of 2004, which included a $45 million reduction in income tax expense related to the increase in our future income tax asset, primarily due to the Juniper sale. Net income was up $13 million from the prior quarter, which included a $54 million recovery of income tax related to the resolution of various income tax audits, primarily due to the Juniper sale.

Business themes

Putting clients first

Our three businesses are focused on building strong client relationships. In CIBC Retail Markets, we are investing in our delivery channels and in training for our employees. CIBC Wealth Management is strengthening its leadership position by continuing to build on its advisors’ capabilities. In CIBC World Markets, we continue to have the #1 franchise, having been named the top Equity Underwriter in Canada for the 4th consecutive year.

Improving productivity

CIBC remains committed to being competitive in its productivity. CIBC is seeking to achieve a sustained reduction in its efficiency (NIX) ratio by implementing focused cost savings initiatives and streamlining processes.

Managing risk

CIBC’s strong performance has been achieved against a backdrop of significant risk management initiatives. We will continue to prudently manage our risk profile, by managing for the long-term and striking the right balance between risk and return.

     We also continue to invest in governance programs to manage reputation and legal risk. During the quarter, CIBC strengthened its privacy program by establishing a national Privacy Office to oversee such issues across the organization, providing a single point of contact to escalate concerns and to address any underlying systemic causes.

Outlook

North America is expected to experience moderate economic growth in 2005. In Canada, the strong Canadian dollar will continue to dampen exports, but low interest rates will support the performance of domestic industries, maintain a healthy level of construction and drive moderate growth in consumer spending.

     The outlook for continued low and stable interest rates is positive to CIBC’s retail and wealth management businesses. As a result, we expect continuing volume growth in both lending and deposits. The outlook for our wholesale business continues to be promising for the remainder of the year, although Canadian new equity issues are not projected to be at the same levels as in the first quarter.

Controls and procedures

Disclosure controls and procedures

CIBC’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness, as at January 31, 2005, of CIBC’s disclosure controls and procedures (as defined in the rules of the U.S. Securities and Exchange Commission (SEC) and the Canadian Securities Administrators (CSA)) and has concluded that such disclosure controls and procedures are effective.

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting (as defined in the rules of the SEC and the CSA) during the quarter ended January 31, 2005, that have materially affected, or are reasonably likely to materially affect its internal control over financial reporting.

Critical accounting policies and estimates

A summary of significant accounting policies is presented in Note 1 to the 2004 consolidated financial statements. New accounting policies were adopted in the quarter as stated below and in Note 1 to the unaudited interim consolidated financial statements included within this report.

     Certain accounting policies of CIBC are critical to understanding the results of operations and financial condition of CIBC. These critical accounting policies require management to make certain judgments and estimates, some of which may relate to matters that are uncertain. For a description of the judgments and estimates involved in the application of critical accounting policies and assumptions made for pension and other benefit plans, see pages 46 to 50 of the 2004 Annual Accountability Report.

Changes in accounting policies

Variable interest entities

On November 1, 2004, we adopted the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline (AcG) 15, “Consolidation of Variable Interest Entities,” which provides a framework for identifying a variable interest entity (VIE) and requires a primary beneficiary to

CIBC First Quarter 2005	5

consolidate a VIE. A primary beneficiary is the enterprise that absorbs a majority of the VIE’s expected losses or receives a majority of the VIE’s expected residual returns, or both.

     We are considered the primary beneficiary of VIEs with total assets of approximately $2.9 billion. The consolidation of these VIEs resulted in an increase to assets and liabilities of approximately $2.6 billion. This change in accounting policy resulted in an after-tax credit to opening retained earnings of $10 million ($21 million pre-tax), representing the difference between the net amount added to the consolidated balance sheet and the amount of any previously recognized interest in the newly consolidated entities.

     We continue to monitor developments that may affect our current interpretation of AcG-15.

     Additional considerations regarding the guideline are detailed in Note 4 to the unaudited interim consolidated financial statements included within this report.

Liabilities and equity

On November 1, 2004, we retroactively adopted the amendments to the CICA handbook section 3860, “Financial Instruments — Disclosure and Presentation.” The amended standard requires that preferred shares that are convertible into a variable number of common shares at the option of the holder be presented as liabilities rather than as equity, and dividend payments and premium on redemptions arising from such preferred shares be treated as interest expense within the consolidated statements of income.

     The impact of adopting this standard is detailed in Note 1 to the unaudited interim consolidated financial statements included within this report.

Future accounting policy changes

Financial instruments

In January 2005, the CICA issued new accounting standards comprising handbook sections 3855 “Financial Instruments — Recognition and Measurement,” 3865 “Hedges,” 1530 “Comprehensive Income,” and 3251 “Equity” which will become effective for CIBC beginning November 1, 2006. The standards will increase harmonization with U.S. and international accounting standards.

     The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans, receivables, and investments intended to be held-to-maturity, which should be measured at amortized cost. Changes in the fair value of trading securities will continue to be reported in earnings, while changes in the fair value of available for sale securities will be reported within other comprehensive income, until the financial asset is disposed of, or becomes impaired.

     Similarly, the standards require that all financial liabilities be measured at fair value when they are held for trading or are derivatives. Other financial liabilities should be measured at cost.

     The standards permit an entity to designate any financial instrument, on initial recognition, as one that it will measure at fair value with gains and losses recognized in net income in the period in which they arise.

     Derivatives will be classified as trading, unless they are specifically designated within an effective hedge relationship. The standards permit three types of hedge relationships: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. For fair value hedges, the effective portion of changes in the fair value of derivative instruments is offset in earnings against the changes in fair value, attributed to the risk being hedged in the underlying asset, liability or firm commitment. For cash flow hedges and hedges of net investments in self-sustaining foreign operations, the effective portion of changes in fair value of derivative instruments is offset through other comprehensive income, until the variability in cash flows being hedged is recognized in earnings in future accounting periods or upon derecognition of the net investment. Where a derivative instrument is designated as a hedge, and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective. Any ineffectiveness in a hedge relationship will be recognized in current earnings.

     Other comprehensive income will be included on the consolidated balance sheets as a separate component of shareholders’ equity (net of tax), and will include net unrealized gains on available for sale securities, net unrealized gains on derivative instruments designated within an effective cash flow hedge, and unrealized foreign currency translation gains and losses and offsetting hedges on self-sustaining foreign operations.

How CIBC reports

CIBC has three strategic business lines: CIBC Retail Markets, CIBC Wealth Management and CIBC World Markets. These business lines reflect the characteristics of our products and services and the clients to which those products or services are delivered.

     These business lines are supported by five functional groups — Administration; Corporate Development; Finance; Technology and Operations; and Treasury, Balance Sheet and Risk Management. The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being allocated to the business lines. Corporate and Other also includes Juniper Financial Corp. (sold on December 1, 2004), CIBC Mellon joint ventures, Oppenheimer Holdings Inc. debentures, and other income statement and balance sheet items not directly attributable to the business lines.

     To measure and report the results of operations of the three business lines, we use a Manufacturer / Customer Segment / Distributor Management Model. Under this model, internal payments for sales commissions and distribution service fees are made among the business lines. As well, revenue, expenses and balance sheet resources

6	CIBC First Quarter 2005

relating to certain activities, such as the payments and lending products businesses included in CIBC Retail Markets, are fully allocated to business lines. Management uses this model to better assess the economics of our customer segments, products and delivery channels.

Non-GAAP measures

We use a number of measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP, while other measures do not have a standardized meaning under GAAP and, accordingly, these measures may not be comparable to similar measures used by other companies. For a more detailed discussion on our non-GAAP measures, see page 52 of the 2004 Annual Accountability Report.

     The following table provides a reconciliation of non-GAAP to GAAP measures:

Income statement measures

		CIBC	CIBC	CIBC
		Retail	Wealth	World	Corporate	Total
$ millions, for the three months ended		Markets	Management	Markets	& Other	Bank
Jan. 31, 2005	Total revenue	$1,455	$653	$749	$222	$3,079
	Add: adjustment for TEB	—	—	41	—	41

	Revenue (TEB)	$1,455	$653	$790	$222	$3,120

	Net income	$364	$114	$173	$56	$707
	Less: charge for economic capital	84	36	65	6	191

	Economic profit	$280	$78	$108	$50	$516

	Efficiency ratio	53.0%	72.6%	72.7%	n/m	61.7%
	Less: adjustment for impact of TEB	—	—	3.8	n/m	0.8

	Efficiency ratio (TEB)	53.0%	72.6%	68.9%	n/m	60.9%

Oct. 31, 2004	Total revenue	$1,327	$612	$791	$171	$2,901
	Add: adjustment for TEB	—	—	38	—	38

	Revenue (TEB)	$1,327	$612	$829	$171	$2,939

	Net income (loss)	$293	$100	$(34)	$43	$402
	Less: charge for economic capital	88	37	69	7	201

	Economic profit (loss)	$205	$63	$(103)	$36	$201

	Efficiency ratio	55.3%	74.0%	110.6%	n/m	78.1%
	Less: adjustment for impact of TEB	—	—	5.0	n/m	1.0

	Efficiency ratio(TEB)	55.3%	74.0%	105.6%	n/m	77.1%

Jan. 31, 2004	Total revenue	$1,325	$623	$858	$135	$2,941
	Add: adjustment for TEB	—	—	40	—	40

	Revenue (TEB)	$1,325	$623	$898	$135	$2,981

	Net income	$277	$90	$188	$31	$586
	Less: charge for economic capital	81	39	88	8	216

	Economic profit	$196	$51	$100	$23	$370

	Efficiency ratio	56.6%	75.2%	69.3%	n/m	66.1%
	Less: adjustment for impact of TEB	—	—	3.1	n/m	0.9

	Efficiency ratio (TEB)	56.6%	75.2%	66.2%	n/m	65.2%

n/m — not meaningful.

CIBC First Quarter 2005	7

Retail/wholesale ratio: Retail information

	2005	2004	2004
$ millions, for the three months ended	Jan. 31	Oct. 31	Jan. 31
Revenue
CIBC Retail Markets	$1,455	$1,327	$1,325
CIBC Wealth Management	653	612	623

	2,108	1,939	1,948
Commercial banking	116	112	119

	$2,224	$2,051	$2,067

Net income
CIBC Retail Markets	$364	$293	$277
CIBC Wealth Management	114	100	90

	478	393	367
Commercial banking	39	32	31

	$517	$425	$398

8	CIBC First Quarter 2005

Review of results of operations and financial position

Review of consolidated statements of income

$ millions, for the	2005	2004	2004
three months ended	Jan. 31	Oct. 31	Jan. 31
Net interest income	$1,322	$1,287	$1,391
Non-interest income	1,757	1,614	1,550

Total revenue	3,079	2,901	2,941
Provision for credit losses	178	175	155
Non-interest expenses	1,901	2,266	1,943

Income before taxes and non-controlling interests	1,000	460	843
Income taxes and non-controlling interests	293	58	257

Net income	$707	$402	$586

Revenue

Net interest income

Net interest income was down $69 million from the first quarter of 2004, primarily due to lower revenue from treasury activities, higher levels of securitized assets in cards, a reduction in non-core loans, increased funding costs related to our new premises in New York, and narrower deposit spreads in personal and small business banking, partially offset by volume growth in personal and small business banking and mortgages.

     Net interest income was up $35 million from the prior quarter, primarily due to higher interest and dividends on securities, lower interest expense on preferred share liabilities and favourable spreads in personal and small business banking, partially offset by higher levels of securitized assets in cards.

Non-interest income

Non-interest income was up $207 million from the first quarter of 2004, due to the $115 million gain on the Juniper sale, the $85 million gain on the Republic Bank sale, the $34 million gain on the ACE sale and higher cards securitization revenue, partially offset by reduced revenue on sales of non-core loans.

     Non-interest income was up $143 million from the prior quarter, primarily due to the Juniper, Republic Bank, and ACE sales, higher underwriting and advisory fees, and higher trading revenue, partially offset by lower merchant banking gains net of write-downs.

Provision for credit losses

Provision for credit losses was up $23 million from the first quarter of 2004, primarily due to higher loan loss ratios in personal and small business lending and higher volumes in personal lending, partially offset by the impact of higher levels of securitized assets in cards.

     Provision for credit losses was up $3 million from the prior quarter, which included the $62 million reversal of allowance for credit losses. Excluding the reversal in the prior quarter, the provision for credit losses was down $59 million primarily due to low levels of new provisions.

Non-interest expenses

Non-interest expenses were down $42 million from the first quarter of 2004, which included a $50 million provision related to matters involving our dealings with certain hedge funds in the U.S.

     Non-interest expenses were down $365 million from the prior quarter, which included the $300 million provision in respect of Enron-related litigation matters and the $49 million recovery related to the Air Canada contract write-down, primarily due to lower professional fees and lower costs related to relocating to our new premises in New York, partially offset by higher revenue-related compensation.

Income taxes

Income tax expense was up $27 million from the first quarter of 2004, primarily due to higher earnings. The gain realized in the current quarter on the Republic Bank sale was not subject to income tax. In the first quarter of 2004, a reduction in income tax expense of $50 million was recorded as a result of the cancellation of planned Ontario future tax rate reductions. Partially offsetting this decrease in tax expense was the impact of the non-tax effected provision of $50 million related to matters involving our dealings with certain hedge funds in the U.S.

     Income tax expense was up $237 million from the prior quarter, primarily due to higher earnings in the current quarter and an $85 million reduction to tax expense in the prior quarter related to the resolution of various income tax audits.

     CIBC’s effective income tax rate was 28.3% for the quarter, compared with 30.4% for the first quarter of 2004 and 10.0% for the prior quarter.

     At the end of the quarter, our U.S. future income tax asset was US$382 million, net of a US$165 million valuation allowance. Accounting standards require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. For more details, see page 57 of the 2004 Annual Accountability Report. Although realization is not assured, we believe that, based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized.

CIBC First Quarter 2005	9

Review of consolidated balance sheets

Assets

Total assets as at January 31, 2005, were $285.2 billion, up $6.4 billion from October 31, 2004. The increases primarily reflect growth in securities purchased under resale agreements ($3.3 billion), trading securities ($3.1 billion), residential mortgages ($0.9 billion) and personal loans ($0.5 billion). These increases were offset by reductions primarily in derivative instruments market valuation ($0.9 billion) and investment securities ($0.6 billion).

     The increase in securities purchased under resale agreements primarily reflects an increase in normal client-driven business activity. Trading securities increased primarily due to normal trading activity in our wholesale business and the consolidation of VIEs due to the adoption of the CICA AcG-15. Residential mortgages increased primarily due to consolidation of VIEs and normal business growth, net of securitizations. Personal loans increased due to normal business growth.

     Derivative instruments market valuation decreased primarily due to the impact of the stronger U.S. dollar and changing commodity prices. Investment securities decreased primarily due to normal treasury hedging activity.

Liabilities

Total liabilities as at January 31, 2005, were $272.8 billion, up $6.2 billion from October 31, 2004. The increases were primarily due to deposit growth ($2.7 billion), obligations related to securities sold short ($3.2 billion) and other liabilities ($2.2 billion). These increases were partially offset by reduction in derivative instruments market valuation ($1.6 billion).

     The increase in deposits was primarily in business and government deposits reflecting normal treasury funding activity. The increase in obligations related to securities sold short represents normal trading activity in our wholesale business as well as treasury funding activities. Other liabilities increased primarily due to the consolidation of VIEs.

     Derivative instruments market valuation decreased due to the reasons noted above.

Shareholders’ equity

Total shareholders’ equity as at January 31, 2005 was $12.4 billion, up $0.2 billion from October 31, 2004, primarily due to an increase in preferred share capital. For additional details, see the Management of risk section.

Significant events

Litigation and regulatory matters

CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. In certain of these matters, claims for substantial monetary damages are asserted against CIBC and its subsidiaries. There exists an inherent difficulty in predicting the outcome of such matters, but based on current knowledge and consultation with legal counsel, we do not expect the outcome of any of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial position. However, the outcome of any particular matter may be material to our operating results for a particular period. We regularly assess the adequacy of CIBC’s contingent liabilities accrual, including the adequacy of the accrual for Enron-related matters.

Hedge funds

The U.S. Securities and Exchange Commission (SEC) and the Office of the New York State Attorney General (NYAG) are currently investigating CIBC relating to financing and brokerage services provided to certain hedge funds that engaged in mutual fund market timing. In February 2004, the SEC filed a civil enforcement proceeding and the NYAG filed criminal charges against a former CIBC employee for his role in arranging financing through CIBC to hedge funds he allegedly knew were engaged in unlawful market timing and late trading of mutual funds. We are cooperating and will continue to cooperate with these and related investigations. In addition, two CIBC subsidiaries are named as defendants in a number of class actions, brought on behalf of shareholders of several families of mutual funds, alleging that CIBC knew or recklessly disregarded the fact that the hedge fund clients it financed were engaging in deceptive market timing and late trading of mutual fund shares. During the first quarter of 2004, we established an accrual of $50 million related to matters arising from the mutual fund market timing investigations.

Enron

CIBC and certain affiliates (collectively “CIBC”) are named as defendants in various Enron-related actions in the U.S. These actions include Newby, et al. v. Enron Corp., et al., a purported class action on behalf of Enron shareholders against a number of financial institutions, Enron’s accountants and lawyers and a number of Enron insiders, alleging participation in a scheme in violation of the U.S. federal securities laws and various state laws. In addition, CIBC is a defendant in a number of related cases filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. CIBC is also a third-party defendant in several cases in which Enron investors sued Enron’s accountants, Arthur Andersen LLP, which thereafter, filed third-party claims against a number of financial institutions including CIBC, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in those actions. Enron filed a proceeding in bankruptcy court against six financial institutions including CIBC, seeking among other things, disallowance of CIBC’s claims in the bankruptcy and unspecified damages for allegedly aiding and abetting Enron insiders in their breach of fiduciary duty and fraud, and unlawful civil conspiracy. We intend to vigorously defend each of the Enron-related

10	CIBC First Quarter 2005

actions. In the fourth quarter of 2004, we recorded a $300 million liability, in addition to our insurance coverage, for Enron-related litigation matters. Because we are unable to reasonably estimate the eventual loss, it is possible that additional provisions may be required in the future, and such amounts could be material to our operating results for a particular period, although we do not expect that they would have a material adverse impact on CIBC’s consolidated financial position.

Sale of Juniper Financial Corp.

On December 1, 2004, we sold Juniper Financial Corp. (Juniper), a U.S. credit card company, to Barclays Bank PLC for gross consideration of US$293 million and recognized a gain of $115 million ($64 million after-tax) on the sale. Prior to the sale, we had a 98% interest in Juniper and Juniper’s senior management owned the remaining 2%. The sale will not have a significant impact on our ongoing results of operations.

Sale of holdings in Republic Bank Limited

During the quarter, we sold our holdings in Republic Bank Limited, based in Trinidad and Tobago, and recognized a gain of $25 million ($25 million after-tax). Concurrent with this sale, FirstCaribbean International Bank, in which we hold an equity interest, also sold its holdings in Republic Bank Limited. Equity income arising from the gain on sale was $60 million ($60 million after-tax). In total, we recognized a gain of $85 million after-tax on the sale (Republic Bank sale).

Sale of EDULINX Canada Corporation

During the quarter, we sold our wholly-owned subsidiary, EDULINX Canada Corporation (EDULINX sale), a student loan service provider in Canada. The gain on the sale was not significant and the sale is not expected to have a significant impact on our ongoing results of operations.

Leveraged leases

Prior to 2004, we engaged in various structured leasing investments in the U.S. that are accounted for in the consolidated financial statements as leveraged leases using guidance contained in U.S. Statement of Financial Accounting Standards (SFAS) 13, “Accounting for Leases.” This accounting guidance requires total income over the term of a lease to be recognized into income on a proportionate basis in those years in which the net investment in a lease is positive. The net investment is based on net cash flows from the lease, including those that are tax related.

     The U.S. Internal Revenue Service (IRS) has challenged the tax position taken for these transactions. We believe that the tax position related to these transactions was proper, based upon applicable statutes, regulations and case law in effect at the time the transactions were entered into. During the quarter, we had appellate conferences with the IRS related to these transactions. Based on these conferences, we believe it may be possible to settle the proposed IRS tax adjustments related to the portfolio. However, negotiations have not concluded and the matter may yet be litigated.

     Under existing accounting guidance, if a tax settlement is reached, such a settlement is not expected to have a significant impact on reported financial results in the period of settlement. In addition, we have set up provisions, which we consider adequate to cover any interest and penalties that may result from a settlement.

     Under existing accounting guidance in SFAS 13, any changes in estimates or assumptions not affecting estimated total net income from a lease, do not change the timing of income recognition although we understand that the Financial Accounting Standards Board (FASB) is currently reviewing this guidance. If FASB modifies this guidance in such a way as to require a recalculation of the timing of income recognition to reflect a settlement of these tax matters, we currently estimate that this change in accounting could result in a one-time charge to earnings in the period the settlement is reached of between $100 million to $125 million (pre-tax). However, an amount approximating this one-time charge would then be recognized into income over the remaining terms of the affected leases so that the lifetime, cumulative accounting income for these leases would be unchanged.

Review of quarterly financial information

	2005	2004				2003
$ million, except for per share amounts	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenue	$3,079	$2,901	$2,906	$3,027	$2,941	$2,874	$2,831	$2,707
Net income	707	402	596	507	586	487	753	293
Per share — basic earnings	1.96	1.08	1.62	1.35	1.56	1.29	2.04	0.76
— diluted earnings	1.94	1.06	1.60	1.33	1.54	1.28	2.02	0.76

For details on variations between the prior quarters, see page 62 of the 2004 Annual Accountability Report. Details on the current quarter are provided throughout this report.

CIBC First Quarter 2005	11

CIBC Retail Markets

CIBC Retail Markets provides financial services and products to personal and small business clients in Canada. These services are offered through the branch network, telephone banking, online banking and ABMs, as well as through the co-branded retail electronic banking business, President’s Choice Financial, a co-venture with Loblaw Companies Limited.

Results

$ millions, for the	2005	2004	2004
three months ended	Jan. 31	Oct. 31	Jan. 31
Revenue
Personal banking	$551	$545	$497
Small business banking	151	146	143
Cards	383	357	347
Mortgages	145	147	122
Other	225	132	216

Total revenue	1,455	1,327	1,325
Provision for credit losses	185	148	162
Non-interest expenses	771	735	750

Income before taxes and
non-controlling interests	499	444	413
Income taxes and
non-controlling interests	135	151	136

Net income	$364	$293	$277

Efficiency ratio	53.0%	55.3%	56.6%
ROE(1)(2)	54.7%	42.6%	44.2%
Economic profit(1)(2)	$280	$205	$196

(1)	For additional information, see the Non-GAAP measures section.

(2)	For additional segmented information, see the notes to the interim consolidated financial statements.

Financial overview

CIBC Retail Markets results benefited from continued low and stable interest rates that encouraged lending and deposit volume growth, leading to higher interest income.

     Net income was up $87 million from the first quarter of 2004, due to the $85 million after-tax gain on the Republic Bank sale, reported in other, volume growth in personal banking, and the $22 million after-tax gain on the ACE sale, reported in cards, partially offset by lower treasury revenue allocations.

     Net income was up $71 million from the prior quarter, which included the $32 million after-tax recovery on the Air Canada contract write-down and the $24 million after-tax reversal of the allowance for credit losses in student loans, primarily due to the Republic Bank and ACE sales.

Revenue

Revenue was up $130 million from the first quarter of 2004. Deposit and personal lending volume growth and higher fee income, partially offset by lower deposit spreads, led to higher personal and small business banking revenue. Cards revenue increased due to the gain on the ACE sale and higher fee income and volume growth, partially offset by the impact of higher levels of securitized assets. Mortgages revenue was up largely due to volume growth. Other increased due to the gain on the Republic Bank sale and higher insurance revenue, partially offset by lower treasury revenue allocations and lower revenue in student loans due to the EDULINX sale.

     Revenue was up $128 million from the prior quarter. Favourable spreads and volume growth in personal banking were partially offset by lower commission income. Favourable spreads and higher fee income were partially offset by lower loan volumes in small business banking. Excluding the gain on the ACE sale, cards revenue declined due to higher levels of securitized assets, partially offset by volume growth and favourable spreads. Mortgages revenue declined due to lower securitization revenue, partially offset by volume growth. Other increased due to the gain on the Republic Bank sale and higher insurance revenue, partially offset by lower revenue in student loans due to the EDULINX sale.

Provision for credit losses

Provision for credit losses was up $23 million from the first quarter of 2004, primarily due to higher loan loss ratios in personal and small business lending and higher volumes in personal lending, partially offset by the impact of higher levels of securitized assets in cards.

     Provision for credit losses was up $37 million from the prior quarter, which included a $37 million reversal of the allowance for credit losses in student loans.

Non-interest expenses

Non-interest expenses were up $21 million from the first quarter of 2004, primarily due to higher corporate support and advertising costs, partially offset by reduced expenses due to the EDULINX sale.

     Non-interest expenses were up $36 million from the prior quarter, which included the $49 million recovery related to the Air Canada contract write-down. Excluding the recovery in the prior quarter, non-interest expenses were down $13 million due to lower project expenses and lower compensation and advertising costs, partially offset by higher corporate support costs.

     The regular workforce headcount totalled 17,431 at the end of the quarter, up 22 from the first quarter of 2004, primarily due to additional customer-facing staff in the branches, largely offset by the EDULINX sale. The regular workforce headcount was down 228 from the prior quarter, primarily due to the EDULINX sale.

Outlook

We anticipate a stable outlook in interest rates for the remainder of the year, which is positive for personal and small business volumes, particularly our mortgage business and we expect net interest margins to be relatively constant.

12	CIBC First Quarter 2005

CIBC Wealth Management

CIBC Wealth Management provides relationship-based advisory, sales, service and product solutions to the full spectrum of wealth-building clients, primarily in Canada. The business comprises branch-based advice, full service brokerage, private wealth management and online brokerage. We also develop and package a wide range of financial products, including mutual funds, managed solutions and term investments.

Results

$ millions, for the	2005	2004	2004
three months ended	Jan. 31	Oct. 31	Jan. 31
Revenue
Imperial Service	$200	$195	$188
Retail brokerage	277	251	258
Private Wealth Management	38	34	35
Wealth products	130	113	119
Other	8	19	23

Total revenue	653	612	623
Provision for credit losses	9	9	4
Non-interest expenses	474	454	468

Income before taxes	170	149	151
Income taxes	56	49	61

Net income	$114	$100	$90

Efficiency ratio	72.6%	74.0%	75.2%
ROE(1)(2)	40.2%	34.7%	29.5%
Economic profit(1)(2)	$78	$63	$51

(1)	For additional information, see the Non-GAAP measures section.

(2)	For additional segmented information, see the notes to the interim consolidated financial statements.

Financial overview

CIBC Wealth Management benefited from increased investor confidence, which led to improvements in capital market volumes and asset values, generating higher fees. Spreads also improved during the quarter.

     Net income was up $24 million from the first quarter of 2004, which included a non-tax effected provision of $25 million related to matters involving our dealings with certain hedge funds in the U.S.

     Net income was up $14 million from the prior quarter, primarily due to stronger revenue in retail brokerage and revenue increases across all other business lines, partially offset by higher revenue-related compensation.

Revenue

Revenue was up $30 million from the first quarter of 2004, primarily due to growth of 6% in average funds managed in Imperial Service leading to increased interest income and fees, higher fee and new issue revenue in retail brokerage and higher mutual fund revenue due to higher asset values largely due to market value appreciation, partially offset by lower treasury revenue allocations.

     Revenue was up $41 million from the prior quarter, primarily due to higher trading volumes and stronger new issue revenue in retail brokerage, increased mutual fund revenue due to higher asset values largely due to market value appreciation and improved personal GIC spreads in wealth products, partially offset by lower treasury revenue allocations.

Non-interest expenses

Non-interest expenses were up $6 million from the first quarter of 2004, which included the $25 million provision noted above, primarily due to higher revenue-related compensation and corporate support costs.

     Non-interest expenses were up $20 million from the prior quarter, primarily due to higher revenue-related compensation in retail brokerage.

     The regular workforce headcount totalled 6,434 at the end of the quarter, down 142 from the first quarter of 2004, and down 76 from the prior quarter, primarily due to the realignment of certain staff to corporate infrastructure support.

Outlook

We expect continuing growth in investment products. Interest rates are expected to remain steady for the remainder of the year. Equity markets are expected to continue to strengthen benefiting all business lines with higher transaction volumes and fee-based asset values.

CIBC First Quarter 2005	13

CIBC World Markets

CIBC World Markets is the wholesale banking arm of CIBC, providing a range of integrated credit and capital markets products, investment banking, and merchant banking to clients in key financial markets in North America and around the world. We deliver innovative full capital solutions to growth-oriented companies and are active in all capital markets. We offer advisory expertise across a wide range of industries and provide top-ranked research for our corporate, government and institutional investor clients.

Results

$ millions, for the	2005	2004	2004
three months ended	Jan. 31	Oct. 31	Jan. 31
Revenue (teb)(1)(2)
Capital markets	$349	$309	$394
Investment banking and
credit products	296	247	366
Merchant banking	23	146	14
Commercial banking	116	112	119
Other	6	15	5

Total revenue (teb)(1)(2)	790	829	898
TEB adjustment	41	38	40

Total revenue	749	791	858
(Recovery of) provision
for credit losses	(17)	43	(15)
Non-interest expenses	545	876	595

Income (loss) before taxes and
non-controlling interests	221	(128)	278
Income taxes and
non-controlling interests	48	(94)	90

Net income (loss)	$173	$(34)	$188

Efficiency ratio	72.7%	110.6%	69.3%
Efficiency ratio (teb)(1)(2)	68.9%	105.6%	66.2%
ROE(1)(2)	33.1%	(7.4)%	27.5%
Economic profit (loss)(1)(2)	$108	$(103)	$100

(1)	For additional information, see the Non-GAAP measures section.

(2)	For additional segmented information, see the notes to the interim consolidated financial statements.

Financial overview

CIBC World Markets benefited from a strong Canadian equity new issue market in the first quarter of 2005. Credit markets remained stable in both Canada and the U.S. In Canada, the Bank of Canada held interest rates steady while in the U.S. the Federal Reserve raised rates moderately by 50 basis points.

     Net income was down $15 million from the first quarter of 2004, primarily due to reduced revenue from sales of non-core loans, partially offset by lower non-interest expenses.

     Net income was up $207 million from the prior quarter, which included the $300 million ($194 million after-tax) provision in respect of Enron-related litigation matters, primarily due to the recovery of credit losses, partially offset by reduced merchant banking gains net of write-downs.

Revenue

Revenue was down $109 million from the first quarter of 2004, primarily due to reduced sales of non-core loans, the exit of our international asset securitization activities and reduced activity in our U.S. high yield and equities businesses.

     Revenue was down $42 million from the prior quarter, primarily due to lower merchant banking gains net of write-downs, partially offset by improved results from Canadian new issue activities and increased revenue in U.S. real estate finance.

Provision for credit losses

Net recovery of credit losses was up $2 million from the first quarter of 2004.

     Provision for credit losses was down $60 million from the prior quarter, primarily due to lower levels of new provisions.

Non-interest expenses

Non-interest expenses were down $50 million from the first quarter of 2004, which included the $25 million provision related to matters involving our dealings with certain hedge funds in the U.S., primarily due to lower revenue-related compensation and the impact of the lower translated value of U.S. dollar denominated expenses.

     Non-interest expenses were down $331 million from the prior quarter, which included the $300 million provision noted above, primarily due to lower costs related to relocating to our new premises in New York, partially offset by higher revenue-related compensation.

     The regular workforce headcount was 2,317 at the end of the quarter, down 39 from the first quarter of 2004 and down 49 from the prior quarter, primarily due to reductions in our Canadian origination business and the exit of our international asset securitization activities.

Income taxes

CIBC World Markets conducts business in a number of tax jurisdictions that are subject to varying rates of taxation. As such, the aggregate tax expense recognized in each period is determined, in part, by the relative proportion of earnings generated in each tax jurisdiction. The prior quarter included the $31 million recovery related to the resolution of various income tax audits.

Outlook

During the remainder of 2005 Canadian equity new issues are expected to remain strong, although not at the levels experienced in the first quarter. The mergers and acquisitions and advisory pipelines continue to look

14	CIBC First Quarter 2005

promising for 2005. Improved equity markets and mergers and acquisition activity will likely result in improved merchant banking gains throughout the year. Although the provision for credit losses will likely be higher for the remainder of the year (lower levels of credit recoveries are anticipated), we will continue to monitor credit risk in order to minimize future credit losses.

Corporate and Other

Corporate and Other comprises the five functional groups — Administration; Corporate Development; Finance; Technology and Operations; and Treasury, Balance Sheet and Risk Management — that support CIBC’s business lines, as well as Juniper Financial Corp. (sold on December 1, 2004), CIBC Mellon joint ventures, Oppenheimer Holdings Inc. debentures, and other income statement and balance sheet items not directly attributable to the business lines. The revenue and expenses of the functional groups are generally allocated to the business lines.

Results

$ millions, for the	2005	2004	2004
three months ended	Jan. 31	Oct. 31	Jan. 31
Total revenue	$222	$171	$135
Provision for (recovery of)
credit losses	1	(25)	4
Non-interest expenses	111	201	130

Income (loss) before taxes
and non-controlling interests	110	(5)	1
Income taxes and
non-controlling interests	54	(48)	(30)

Net income	$56	$43	$31

Financial overview

Net income was up $25 million from the first quarter of 2004, which included the reduction of income tax expense of $45 million related to the increase in our future income tax asset. Excluding the income tax expense reduction in the first quarter of 2004, net income was up $70 million, primarily due to the $64 million after-tax gain on the Juniper sale, partially offset by higher unallocated corporate support costs.

     Net income was up $13 million from the prior quarter, which included the $54 million recovery of income tax related to the resolution of various income tax audits, interest income on tax refunds and a $16 million after-tax reversal of the general allowance for credit losses. Excluding the income tax recovery and the reversal of general allowance in the prior quarter, net income was up $83 million primarily due to the gain on the Juniper sale, a reduction in unallocated corporate support costs and higher unallocated treasury revenue.

     The regular workforce headcount was 10,598 at the end of the quarter, up 479 from the first quarter of 2004, primarily due to the centralization of certain back-office functions, incremental workforce to support back-office processing for third parties and increased governance activities, partially offset by the Juniper sale. The regular workforce headcount was down 148 from the prior quarter, primarily due to the Juniper sale, partially offset by the centralization of certain back-office functions.

CIBC First Quarter 2005	15

Management of risk

Our approach to the management of risk and capital resources has not changed significantly from that described on pages 76 to 94 of the 2004 Annual Accountability Report.

Management of credit risk

Gross impaired loans were $1.06 billion at the end of the quarter, down from $1.11 billion at October 31, 2004.

     Since October 31, 2004, the residential mortgages sector experienced the largest increase in gross impaired loans due to the consolidation of a VIE pursuant to the adoption of the CICA AcG-15, while the service and retail sector experienced the largest decrease. During the quarter, gross impaired loans increased $23 million in Canada, and decreased $3 million in the U.S. and $70 million in other countries.

     Provision for credit losses for the quarter was $178 million, up from $155 million in the first quarter of 2004 and up from $175 million in the prior quarter. The quarterly provision for credit losses related to business and government loans was $9 million, down from $83 million in the prior quarter. This was the result of recoveries of amounts previously written off, as well as a reduction in the recognition of new specific provisions. The consumer provision for credit losses for the quarter increased to $169 million from $117 million in the prior quarter. The increase is due to the effect of the reversal of allowance for credit losses in student loans and credit cards securitization in the prior quarter, offset by a $6 million decrease in other personal loans.

     CIBC’s total allowance for credit losses, which includes specific and general allowances, was $1.8 billion at the end of the quarter, down $30 million from October 31, 2004.

Management of market risk

The following table shows average Value-at-Risk (VaR) by risk-type for CIBC’s combined trading activities. Compared with the first quarter of 2004, total risk increased, mainly due to higher levels of interest rate risk. Trading revenue (TEB)(1) was positive for 89% of the days in the quarter, and trading losses did not exceed VaR for any day.

VaR BY RISK TYPE — TRADING PORTFOLIO

	For the three		For the three
	months ended		months ended
	January 31, 2005		January 31, 2004
$ millions	Q1 End	Average	Q1 End	Average
Interest rate risk	$2.9	$4.6	$2.5	$2.6
Credit spread risk	2.5	2.8	2.4	2.4
Equity risk	5.5	4.9	5.0	4.9
Foreign exchange risk	0.2	0.3	1.6	0.9
Commodity risk	1.1	1.3	1.4	1.3
Diversification effect(2)	(5.5)	(6.2)	(6.7)	(6.0)

Total risk	$6.7	$7.7	$6.2	$6.1

(1)	For additional information, see the Non-GAAP measures section.

(2)	Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification.

Management of operational risk

During the quarter, CIBC continued with the implementation of its enhanced operational risk policies, procedures and standards as well as its measurement methodology with the objective to receive regulatory approval to attribute operational risk capital using the Advanced Measurement Approach in respect of the Basel Committee on Banking Supervision Capital Accord proposals (Basel II).

     Enhancing the management of reputation and legal risk continues to receive focus at CIBC and is overseen by the Financial Transactions Oversight Committee established in February 2004 in accordance with the commitments we made in our agreements with the U.S. Department of Justice, Office of the Superintendent of Financial Institutions, Canada (OSFI) and the Federal Reserve Bank of New York. Work continues to ensure that policies and procedures that support reputation and legal risk management are sustainable.

Management of liquidity risk

Consistent with liquidity risk mitigation strategies, we continue to source wholesale term funds, diversified by customer, currency, type and geographic location. In addition, core retail deposits remain a prime source of dependable funding for the balance sheet. As at January 31, 2005, Canadian dollar deposits from individuals totalled $72.7 billion.

     We manage potential liquidity risk exposure through the maintenance of segregated term funded pools of unencumbered high-quality liquid assets. These assets may be sold or pledged for secured borrowings to provide a readily available cash source. Liquid assets as at January 31, 2005 included cash of $0.8 billion, securities of $57.5 billion and deposits with banks of $11.4 billion. We also had $21.4 billion of securities borrowed or purchased under resale agreements at the end of the quarter.

     In the course of our regular business activities, certain assets are pledged as part of collateral management, including repurchase agreements and security lending. Pledged assets as at January 31, 2005 totalled $23.6 billion.

16	CIBC First Quarter 2005

Management of off-balance sheet arrangements and contractual obligations

Details on our off-balance sheet arrangements and contractual arrangements are provided on pages 88 to 91 of the 2004 Annual Accountability Report and have not changed significantly. For securitization transactions completed during the quarter, see Note 4 to the unaudited interim consolidated financial statements included within this report.

Management of capital resources

During the quarter, we repurchased and cancelled approximately 7.2 million common shares for an aggregate consideration of $506 million. On December 22, 2004, the Toronto Stock Exchange accepted our notice of intention to renew our normal course issuer bid. Purchases under the new bid commenced on December 24, 2004 and will conclude on the earlier of the termination of the bid, the date on which purchases under the bid have been completed, or December 23, 2005. Under this bid, from time to time, we may purchase up to 17 million common shares.

     During the quarter, we issued approximately 0.7 million common shares for $35 million, pursuant to stock option plans.

     On November 1, 2004, 11.7 million Class A Series 28 Preferred Shares were converted into Class A Series 29 Preferred Shares, together with the exercise of the same number of Series 29 Purchase Warrants, resulting in total capital for the Class A Series 29 Preferred Shares of $293 million. Subsequent to quarter-end, on February 1, 2005, a further 1.1 million Class A Series 28 Preferred Shares were converted into Class A Series 29 Preferred Shares, resulting in additional capital for the Class A Series 29 Preferred Shares of $27 million.

     On November 1, 2004, pursuant to adoption of the amendments to the CICA handbook section 3860, “Financial Instruments – Disclosure and Presentation,” we reclassified preferred shares that are convertible into a variable number of common shares at the option of the holder as liabilities. Prior period information was also reclassified. For further details, see Note 1 to the unaudited interim consolidated financial statements included within this report. Under OSFI’s guidelines, these preferred shares continue to be included as Tier 1 regulatory capital.

     Regulatory capital is determined in accordance with guidelines issued by OSFI. As at January 31, 2005, our Tier 1 and total capital were $12.5 billion and $15.5 billion, respectively, compared with $12.2 billion and $14.9 billion at October 31, 2004. Our Tier 1 and total capital ratios were 10.5% and 13.1%, respectively, compared with 10.5% and 12.8% at October 31, 2004.

CIBC First Quarter 2005	17

CIBC Interim Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME

	2005	2004	2004
Unaudited, $ millions, for the three months ended	Jan. 31	Oct. 31(1)	Jan. 31(1)
Interest income
Loans	$1,912	$1,893	$1,956
Securities borrowed or purchased under resale agreements	216	148	132
Securities	544	479	520
Deposits with banks	72	48	31

	2,744	2,568	2,639

Interest expense
Deposits	981	875	862
Other liabilities	370	310	313
Subordinated indebtedness	57	59	50
Preferred share liabilities (Notes 1, 5)	14	37	23

	1,422	1,281	1,248

Net interest income	1,322	1,287	1,391
Provision for credit losses (Note 3)	178	175	155

	1,144	1,112	1,236

Non-interest income
Underwriting and advisory fees	223	165	214
Deposit and payment fees	200	200	181
Credit fees	82	78	75
Card fees	88	108	96
Investment management and custodial fees	97	94	84
Mutual fund fees	166	154	147
Insurance fees	73	43	49
Commissions on securities transactions	218	198	232
Trading activities	157	116	190
Investment securities gains, net	32	152	13
Income from securitized assets	67	60	34
Foreign exchange other than trading	56	88	91
Other (Note 2)	298	158	144

	1,757	1,614	1,550

	2,901	2,726	2,786

Non-interest expenses
Employee compensation and benefits	1,054	1,042	1,123
Occupancy costs	159	180	135
Computer and office equipment	271	309	271
Communications	86	84	82
Advertising and business development	65	84	56
Professional fees	68	129	40
Business and capital taxes	31	42	27
Restructuring reversal	—	(13)	—
Other	167	409	209

	1,901	2,266	1,943

Income before income taxes and non-controlling interests	1,000	460	843
Income tax expense	283	46	256

	717	414	587
Non-controlling interests in net income of subsidiaries	10	12	1

Net income	$707	$402	$586

Earnings per share (in dollars) (Note 8) — Basic	$1.96	$1.08	$1.56
— Diluted	$1.94	$1.06	$1.54
Dividends per common share (in dollars)	$0.65	$0.60	$0.50

(1)	Certain comparative information has been reclassified due to adoption of amendments to the Canadian Institute of Chartered Accountants (CICA) handbook section 3860, “Financial Instruments — Disclosure and Presentation,” on November 1, 2004.

     The accompanying notes are an integral part of these interim consolidated financial statements.

18	CIBC First Quarter 2005

CONSOLIDATED BALANCE SHEETS

	2005	2004
Unaudited, $ millions, as at	Jan. 31	Oct. 31(1)
ASSETS
Cash and non-interest-bearing deposits with banks	$1,267	$1,374

Interest-bearing deposits with banks	10,952	10,829

Securities
Investment	14,937	15,517
Trading	54,931	51,799

	69,868	67,316

Securities borrowed or purchased under resale agreements	21,424	18,165

Loans
Residential mortgages	73,464	72,592
Personal	26,793	26,311
Credit card	8,550	8,689
Business and government	31,969	31,737
Allowance for credit losses (Note 3)	(1,796)	(1,825)

	138,980	137,504

Other
Derivative instruments market valuation	22,843	23,710
Customers’ liability under acceptances	4,651	4,778
Land, buildings and equipment	2,141	2,107
Goodwill	947	1,055
Other intangible assets	207	244
Other assets	11,903	11,682

	42,692	43,576

	$285,183	$278,764

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Personal	$72,663	$72,049
Business and government	110,407	106,705
Bank	10,231	11,823

	193,301	190,577

Other
Derivative instruments market valuation	22,392	23,990
Acceptances	4,651	4,778
Obligations related to securities sold short	15,382	12,220
Obligations related to securities lent or sold under repurchase agreements	16,562	16,790
Other liabilities	15,540	13,297

	74,527	71,075

Subordinated indebtedness	3,904	3,889

Preferred share liabilities (Notes 1, 5)	1,048	1,043

Shareholders’ equity
Preferred shares (Note 6)	1,958	1,783
Common shares (Note 6)	2,949	2,969
Contributed surplus	59	59
Foreign currency translation adjustments	(327)	(376)
Retained earnings	7,764	7,745

	12,403	12,180

	$285,183	$278,764

(1)	Certain comparative information has been reclassified due to adoption of amendments to the CICA handbook section 3860, “Financial Instruments — Disclosure and Presentation,” on November 1, 2004.

     The accompanying notes are an integral part of these interim consolidated financial statements.

CIBC First Quarter 2005	19

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	2005		2004	2004
Unaudited, $ millions, for the three months ended	Jan. 31		Oct. 31(1)	Jan. 31(1)
Preferred shares
Balance at beginning of period	$1,783		$1,783	$1,650
Issue of preferred shares (Note 6)	293		—	—
Conversion of preferred shares (Note 6)	(118)		—	—

Balance at end of period	$1,958		$1,783	$1,650

Common shares
Balance at beginning of period	$2,969		$2,949	$2,950
Issue of common shares (Note 6)	35		35	48
Purchase of common shares for cancellation (Note 6)	(62)		(38)	(18)
Treasury shares	7	(2)	23	—

Balance at end of period	$2,949		$2,969	$2,980

Contributed surplus
Balance at beginning of period	$59		$60	$50
Stock option expense	(3)		1	3
Stock options exercised	2		(1)	(2)
Net premium (discount) on treasury shares	1		(1)	10

Balance at end of period	$59		$59	$61

Foreign currency translation adjustments
Balance at beginning of period	$(376)		$(191)	$(180)
Foreign exchange gains (losses) from investment in subsidiaries and other items	287		(1,368)	82
Foreign exchange (losses) gains from hedging activities	(379)		1,844	(122)
Income tax benefit (expense)	141		(661)	39

Balance at end of period	$(327)		$(376)	$(181)

Retained earnings
Balance at beginning of period, as previously reported	$7,745		$7,849	$7,607
Adjustment for change in accounting policies	10	(3)	—	—

Balance at beginning of period, as restated	7,755		7,849	7,607
Net income	707		402	586
Dividends
Preferred	(28)		(27)	(26)
Common	(226)		(209)	(181)
Premium on purchase of common shares for cancellation (Note 6)	(444)		(270)	(125)
Other	—		—	1

Balance at end of period	$7,764		$7,745	$7,862

Shareholders’ equity at end of period	$12,403		$12,180	$12,372

(1)	Certain comparative information has been reclassified due to adoption of amendments to the CICA handbook section 3860, “Financial Instruments — Disclosure and Presentation,” on November 1, 2004.

(2)	Assets and liabilities in the form of CIBC common shares amounting to approximately $612 million, held within certain compensation trusts, have been offset. Refer to Note 4 for more details.

(3)	Represents the effect of implementing the CICA Accounting Guideline (AcG) 15, “Consolidation of Variable Interest Entities.” Refer to Note 1 for more details.

     The accompanying notes are an integral part of these interim consolidated financial statements .

20	CIBC First Quarter 2005

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2005	2004	2004
Unaudited, $ millions, for the three months ended	Jan. 31	Oct. 31(1)	Jan. 31(1)
Cash flows provided by (used in) operating activities
Net income	$707	$402	$586
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	178	175	155
Amortization of buildings, furniture, equipment and leasehold improvements	54	65	62
Amortization of intangible assets	3	4	4
Stock-based compensation	(10)	20	29
Restructuring reversal, net	—	(13)	—
Future income taxes	103	54	15
Investment securities gains, net	(32)	(152)	(13)
Gains on divestitures	(115)	—	—
Gains on disposal of land, buildings and equipment	—	(2)	(2)
Changes in operating assets and liabilities
Accrued interest receivable	62	(43)	86
Accrued interest payable	(15)	37	186
Amounts receivable on derivative contracts	870	(2,921)	(2,627)
Amounts payable on derivative contracts	(1,636)	3,892	2,378
Net change in trading securities	(1,768)	3,824	(698)
Current income taxes	(79)	(593)	(2,133)
Restructuring payments	—	(7)	(31)
Insurance proceeds received	—	—	11
Other, net	(904)	590	(715)

	(2,582)	5,332	(2,707)

Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	2,724	(2,443)	5,084
Obligations related to securities sold short	3,162	548	3,848
Net obligations related to securities lent or sold under repurchase agreements	(228)	(223)	(2,420)
Issue of subordinated indebtedness	—	500	—
Redemption of subordinated indebtedness	—	(400)	—
Redemption of preferred share liabilities	—	(630)	—
Issue of preferred shares, net of conversions (2)	175	—	—
Issue of common shares	35	35	48
Purchase of common shares for cancellation	(506)	(308)	(143)
Net proceeds from treasury shares sold/purchased	7	23	—
Dividends	(254)	(236)	(207)
Other, net	231	(257)	(117)

	5,346	(3,391)	6,093

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	(123)	(1,382)	(1,276)
Loans, net of repayments	(3,152)	(3,466)	(1,556)
Proceeds from securitizations	2,743	3,211	2,362
Purchase of investment securities	(2,401)	(3,404)	(4,347)
Proceeds from sale of investment securities	2,787	2,486	2,573
Proceeds from maturity of investment securities	268	384	470
Net securities borrowed or purchased under resale agreements	(3,259)	447	(1,823)
Proceeds from divestitures	347	—	—
Purchase of land, buildings and equipment	(89)	(78)	(28)
Proceeds from disposal of land, buildings and equipment	1	7	2

	(2,878)	(1,795)	(3,623)

Effect of exchange rate changes on cash and non-interest-bearing deposit with banks	7	(45)	3

Net (decrease) increase in cash and non-interest-bearing deposits with banks during period	(107)	101	(234)
Cash and non-interest-bearing deposits with banks at beginning of period	1,374	1,273	1,593

Cash and non-interest-bearing deposits with banks at end of period	$1,267	$1,374	$1,359

Cash interest paid	$1,437	$1,244	$1,072
Cash income taxes paid	$259	$584	$2,374

(1)	Certain comparative information has been reclassified due to adoption of amendments to the CICA handbook section 3860, “Financial Instruments — Disclosure and Presentation,” on November 1, 2004.

(2)	Pertains to issue of $293 million Class A Series 29 Preferred Shares (consisting of $118 million conversion of Class A Series 28 Preferred Shares and $175 million in cash on exercise of Series 29 Purchase Warrants).

The accompanying notes are an integral part of these interim consolidated financial statements.

CIBC First Quarter 2005	21

Notes To The Interim Consolidated Financial Statements (Unaudited)

1. Accounting policies

The interim consolidated financial statements of Canadian Imperial Bank of Commerce and its subsidiaries (CIBC) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).

     These financial statements follow the same accounting policies and their methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2004, except as noted below. CIBC’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly, should be read in conjunction with the consolidated financial statements for the year ended October 31, 2004, as set out on pages 104 to 155 of the 2004 Annual Accountability Report. Additional application of policies and disclosures are detailed as follows:

Variable interest entities

On November 1, 2004, we adopted the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline (AcG) 15, “Consolidation of Variable Interest Entities,” which provides a framework for identifying a variable interest entity (VIE) and requires a primary beneficiary to consolidate a VIE. A primary beneficiary is the enterprise that absorbs a majority of the VIE’s expected losses or receives a majority of the VIE’s expected residual returns, or both. The impact of adoption and additional considerations regarding the guideline are detailed in Note 4.

Liabilities and equity

On November 1, 2004, we retroactively adopted the amendments to the CICA handbook section 3860, “Financial Instruments — Disclosure and Presentation.” The amended standard requires that preferred shares that are convertible into a variable number of common shares at the option of the holder be presented as liabilities rather than as equity, and dividend payments and premium on redemptions arising from such preferred shares be treated as interest expense within the consolidated statements of income. The impact of the change is detailed below:

CONSOLIDATED BALANCE SHEETS

	2005	2004
Unaudited, $ millions, as at	Jan. 31	Oct. 31
Increase in preferred share liabilities	$1,048	$1,043
Decrease in preferred shares included within shareholders’ equity	$(1,048)	$(1,043)

CONSOLIDATED STATEMENTS OF INCOME AND CHANGES IN SHAREHOLDERS’ EQUITY

Unaudited, $ millions,	2005	2004	2004
for the three months ended	Jan. 31	Oct. 31	Jan. 31
Increase in interest expense	$14	$37	$23
Decrease in net income	14	37	23

Decrease in preferred share dividends	14	19	23
Decrease in preferred share premiums	—	18	—

Impact on net income applicable to common shareholders	$—	$—	$—

Impact of EPS (basic and diluted)	$—	$—	$—

2. Disposition

On December 1, 2004, we sold Juniper Financial Corp. (Juniper), a U.S. credit card company, to Barclays Bank PLC for gross consideration of US$293 million and recognized a gain of $115 million ($64 million after-tax) on the sale, which is included in other non-interest income. Prior to the sale, we had a 98% interest in Juniper and Juniper’s senior management owned the remaining 2%. The sale will not have a significant impact on our ongoing results of operations.

22	CIBC First Quarter 2005

3. Allowance for credit losses

	January 31, 2005			October 31, 2004				January 31, 2004
$ millions,	Specific	General	Total	Specific	General		Total	Specific	General	Total
for the three months ended	allowance	allowance	allowance	allowance	allowance		allowance	allowance	allowance	allowance
Balance at beginning of period	$803	$1,025	$1,828	$830	$1,050		$1,880	$856	$1,100	$1,956
Provision for credit losses	178	—	178	200	(25	)(1)	175	155	—	155
Write-offs	(235)	—	(235)	(261)	—		(261)	(215)	—	(215)
Recoveries	37	—	37	43	—		43	55	—	55
Foreign exchange and other adjustments	(10)	—	(10)	(9)	—		(9)	1	—	1

Balance at end of period	$773	$1,025	$1,798	$803	$1,025		$1,828	$852	$1,100	$1,952

Comprised of:
Loans	$771	$1,025	$1,796	$800	$1,025		$1,825	$848	$1,100	$1,948
Letters of credit(2)	2	—	2	2	—		2	1	—	1
Loan substitute securities(3)	—	—	—	1	—		1	3	—	3

(1)	Represents reversal of the allowance.

(2)	Allowance on letters of credit is included in other liabilities.

(3)	Allowance on loan substitute securities is included in securities.

4. Securitizations and variable interest entities

Securitizations

Residential mortgages

We securitize residential mortgages through the creation of mortgage-backed securities. The net gain on sale is recognized in income from securitized assets. We retain responsibility for servicing the mortgages and recognize revenue as these services are provided. There are no expected credit losses as the mortgages are guaranteed. The following table summarizes our securitization activity:

	2005	2004	2004
$ millions, for the three months ended	Jan. 31	Oct. 31	Jan. 31
Securitized	$2,841	$1,722	$2,550
Sold	2,758	1,798	2,324
Net cash proceeds	2,743	1,782	2,305
Retained interest	70	31	48
Gain on sale, net of transaction costs	— (1)	14	— (1)

Assumptions:
Prepayment rate	12.0 - 39.0%	12.0 - 40.0%	12.0 - 40.0%
Discount rate	2.6 - 4.2%	2.4 - 4.6%	3.2 - 4.3%
Expected credit losses	n/a	n/a	n/a

(1)	Not significant.

n/a not applicable as these mortgages are guaranteed.

Credit cards

We securitize credit card receivables through a trust that issues securities. We maintain the credit card client servicing responsibilities for the securitized credit card receivables and recognize revenue as these services are provided. The following table summarizes our securitization activity. There was no securitization activity during the quarter.

	2004	2004
$ millions, for the three months ended	Oct. 31(1)	Jan. 31
Securitized and sold	$1,429	$56
Net cash proceeds	1,429	57
Retained interest	100	— (2)
Gain on sale, net of transaction costs	— (2)	— (2)

Assumptions:
Prepayment rate (monthly)	42.5%	23.4%
Discount rate	9.0%	12.0%
Expected credit losses	4.0%	6.8%

(1)	Assumptions exclude Juniper due to its disposition on December 1, 2004.

(2)	Not significant.

CIBC First Quarter 2005	23

Variable interest entities

As explained in Note 1, on November 1, 2004, we adopted the CICA AcG-15, “Consolidation of Variable Interest Entities.” We are considered the primary beneficiary of certain VIEs with total assets of approximately $2.9 billion. The consolidation of these VIEs resulted in an increase to assets and liabilities of approximately $2.6 billion. The assets that support the obligations of the consolidated VIEs comprise residential mortgages of $1.2 billion and trading securities of $1.4 billion. These trading securities include $942 million relating to investment vehicles, managed by certain of our employees, that make private equity investments, and $422 million relating to transactions that modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles. Investors in the consolidated VIEs have recourse only to the assets of the VIEs and do not have recourse to our general credit, except where we have provided liquidity facilities, credit enhancements or are a counterparty to a derivative transaction involving the VIE.

     This change in accounting policy resulted in an after-tax credit to opening retained earnings of $10 million ($21 million pre-tax), representing the difference between the net amount added to the consolidated balance sheet and the amount of any previously recognized interest in the newly consolidated entities.

     We are considered the primary beneficiary of certain compensation trusts with assets of approximately $612 million. However, the consolidation of these trusts does not have a significant impact as both the assets (CIBC shares) and the liabilities (the obligation to deliver CIBC shares to the participants) of the trusts offset each other in the common shares section of the consolidated balance sheet.

VIEs that are not consolidated

We have significant variable interests in VIEs that are not consolidated because we are not considered the primary beneficiary. We may provide these VIEs liquidity facilities, hold their notes, and act as counterparty to derivative contracts.

     These VIEs include several multi-seller conduits in Canada which we administer, and collateralized debt obligations (CDOs) for which we act as structuring and placement agents and for which we may manage collateral on behalf of investors. At January 31, 2005, these VIEs had assets of approximately $24 billion.

     Our maximum exposure to loss as a result of our involvement with these VIEs was approximately $16.1 billion. For this purpose, maximum exposure to loss represents the notional amounts of liquidity facilities and the carrying value of our investments in these VIEs. Actual losses that may arise in respect of this exposure are not expected to be material. The exposures are monitored and managed as part of our risk management processes.

     Our current exposure under derivative transactions with VIEs is reflected in the consolidated financial statements, as the fair value of the derivative contracts are recorded in other assets or other liabilities, and changes in fair value are recognized in other non-interest income.

     We continue to monitor developments that may affect our current interpretation of AcG-15.

5. Preferred share liabilities

As stated in Note 1, on November 1, 2004, certain preferred shares were reclassified as liabilities pursuant to adoption of the amendments to the CICA handbook section 3860, “Financial Instruments — Disclosure and Presentation.” Prior period information was also reclassified.

PREFERRED SHARE LIABILITIES	January 31, 2005		October 31, 2004
	Shares outstanding		Shares outstanding
As at	No. of shares	$ millions	No. of shares	$ millions
Class A Preferred Shares(1)
Fixed-rate shares entitled to non-cumulative dividends
Series 19	8,000,000	$200	8,000,000	$200
Series 20	4,000,000	124	4,000,000	121
Series 21	8,000,000	200	8,000,000	200
Series 22	4,000,000	124	4,000,000	122
Series 23	16,000,000	400	16,000,000	400

		$1,048		$1,043

(1)	The rights and privileges of Class A Preferred Shares are described in Note 13 to the 2004 consolidated financial statements.

24	CIBC First Quarter 2005

6. Share capital

During the quarter, we repurchased and cancelled approximately 7.2 million common shares for an aggregate consideration of $506 million. On December 22, 2004, the Toronto Stock Exchange accepted our notice of intention to renew our normal course issuer bid. Purchases under the new bid commenced on December 24, 2004 and will conclude on the earlier of the termination of the bid, the date on which purchases under the bid have been completed, or December 23, 2005. Under this bid, from time to time we may purchase for cancellation up to 17 million common shares.

     During the quarter, we issued approximately 0.7 million common shares for $35 million, pursuant to stock option plans.

     On November 1, 2004, 11.7 million Class A Series 28 Preferred Shares were converted into Class A Series 29 Preferred Shares, together with the exercise of the same number of Series 29 Purchase Warrants, resulting in total capital for the Class A Series 29 Preferred Shares of $293 million. Subsequent to quarter-end, on February 1, 2005, a further 1.1 million Class A Series 28 Preferred Shares were converted into Class A Series 29 Preferred Shares, resulting in additional capital for the Class A Series 29 Preferred Shares of $27 million.

OUTSTANDING SHARES	January 31, 2005		October 31, 2004
	Shares outstanding		Shares outstanding
As at	No. of shares	$ millions	No. of shares	$ millions
Class A Preferred Shares(1)
Fixed-rate shares entitled to non-cumulative dividends
Series 18	12,000,000	$300	12,000,000	$300
Series 24	16,000,000	400	16,000,000	400
Series 25	16,000,000	400	16,000,000	400
Series 26	10,000,000	250	10,000,000	250
Series 27	12,000,000	300	12,000,000	300
Series 28	1,518,773	15	13,250,000	133
Series 29	11,731,227	293	—	—

		$1,958		$1,783

Common shares	341,098,087	$2,949	347,488,472	$2,969

Stock options outstanding	13,329,603		13,424,875

(1)	The rights and privileges of Class A Preferred Shares are described in Note 13 to the 2004 consolidated financial statements.

7. Employee future benefit expenses

We recorded pension and other employee future benefit plan expenses as follows:

	2005	2004	2004
$ millions, for the three months ended	Jan. 31	Oct. 31	Jan. 31
Defined benefit plan expense
Pension benefit plans	$37	$28	$36
Other benefit plans	17	19	28

	$54	$47	$64

Defined contribution plan expense
CIBC’s pension plans	$4	$5	$5
Government pension plans	22	13	23

	$26	$18	$28

CIBC First Quarter 2005	25

8. Earnings per share

	2005	2004	2004
$ millions (except per share amounts), for the three months ended	Jan. 31	Oct. 31(1)	Jan. 31(1)
Basic EPS
Net income	$707	$402	$586
Preferred share dividends	(28)	(27)	(26)

Net income applicable to common shares	$679	$375	$560

Weighted-average common shares outstanding (thousands)	346,269	349,128	359,742

Basic EPS	$1.96	$1.08	$1.56

Diluted EPS
Net income applicable to common shares	$679	$375	$560

Weighted-average common shares outstanding (thousands)	346,269	349,128	359,742
Add: stock options potentially exercisable(2) (thousands)	3,932	4,024	4,175

Weighted-average diluted common shares outstanding(3) (thousands)	350,201	353,152	363,917

Diluted EPS	$1.94	$1.06	$1.54

(1)	Certain comparative information has been restated due to adoption of amendments to the CICA handbook section 3860, “Financial Instruments — Disclosure and Presentation,” on November 1, 2004.

(2)	Excludes average options outstanding of 452,562 with a weighted-average exercise price of $73.10; and average options outstanding of 7,064 with a weighted-average exercise price of $69.68 for the three months ended January 31, 2005 and October 31, 2004, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares. There were no average options outstanding for the three months ended January 31, 2004 whose exercise prices were greater than the average market price of CIBC’s common shares. Also excluded are average options outstanding of 225,555 with a weighted-average exercise price of $37.60; average options outstanding of 236,963 with a weighted-average exercise price of $37.60; and average options outstanding of 273,444 with a weighted-average exercise price of $37.60 for the three months ended January 31, 2005, October 31, 2004 and January 31, 2004, respectively, as these options are performance-based and the vesting criteria for these options had not been achieved.

(3)	Convertible preferred shares and preferred share liabilities have not been included in the calculation since we have the right to redeem them for cash prior to the conversion date.

9. Contingencies

CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. In certain of these matters, claims for substantial monetary damages are asserted against CIBC and its subsidiaries. There exists an inherent difficulty in predicting the outcome of such matters, but based on current knowledge and consultation with legal counsel, we do not expect the outcome of any of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial position. However, the outcome of any particular matter may be material to our operating results for a particular period. We regularly assess the adequacy of CIBC’s contingent liabilities accrual, including the adequacy of the accrual for Enron-related matters.

Hedge funds

The U.S. Securities and Exchange Commission (SEC) and the Office of the New York State Attorney General (NYAG) are currently investigating CIBC relating to financing and brokerage services provided to certain hedge funds that engaged in mutual fund market timing. In February 2004, the SEC filed a civil enforcement proceeding and the NYAG filed criminal charges against a former CIBC employee for his role in arranging financing through CIBC to hedge funds he allegedly knew were engaged in unlawful market timing and late trading of mutual funds. We are cooperating and will continue to cooperate with these and related investigations. In addition, two CIBC subsidiaries are named as defendants in a number of class actions, brought on behalf of shareholders of several families of mutual funds, alleging that CIBC knew or recklessly disregarded the fact that the hedge fund clients it financed were engaging in deceptive market timing and late trading of mutual fund shares. During the first quarter of 2004, we established an accrual of $50 million related to matters arising from the mutual fund market timing investigations.

Enron

CIBC and certain affiliates (collectively “CIBC”) are named as defendants in various Enron-related actions in the U.S. These actions include Newby, et al. v. Enron Corp., et al., a purported class action on behalf of Enron shareholders against a number of financial institutions, Enron’s accountants and lawyers and a number of Enron insiders, alleging participation in a scheme in violation of the U.S. federal securities laws and various state laws. In addition, CIBC is a defendant in a number of related cases filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. CIBC is also a third-party defendant in several cases in which Enron investors sued Enron’s accountants, Arthur Andersen LLP, which thereafter, filed third-party claims against a number of financial institutions including CIBC, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in those actions. Enron filed a proceeding in bankruptcy court against six financial institutions including CIBC, seeking among other things, disallowance of CIBC’s claims in the bankruptcy and unspecified damages for

26	CIBC First Quarter 2005

allegedly aiding and abetting Enron insiders in their breach of fiduciary duty and fraud, and unlawful civil conspiracy. We intend to vigorously defend each of the Enron-related actions. In the fourth quarter of 2004, we recorded a $300 million liability, in addition to our insurance coverage, for Enron-related litigation matters. Because we are unable to reasonably estimate the eventual loss, it is possible that additional provisions may be required in the future, and such amounts could be material to our operating results for a particular period, although we do not expect that they would have a material adverse impact on CIBC’s consolidated financial position.

10. Segmented information

CIBC has three strategic business lines: CIBC Retail Markets, CIBC Wealth Management and CIBC World Markets. These business lines are supported by five functional groups — Administration; Corporate Development; Finance; Technology and Operations; and Treasury, Balance Sheet and Risk Management. The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being allocated to the business lines.

RESULTS BY BUSINESS LINE

		CIBC	CIBC	CIBC
		Retail	Wealth	World	Corporate	CIBC
$ millions, for the three months ended		Markets	Management	Markets	and Other	Total
Jan. 31, 2005	Net interest income	$1,004	$124	$137	$57	$1,322
	Non-interest income	617	419	556	165	1,757
	Intersegment revenue(1)	(166)	110	56	—	—

	Total revenue	1,455	653	749	222	3,079
	Provision for credit losses	185	9	(17)	1	178
	Amortization(2)	19	4	6	28	57
	Other non-interest expenses	752	470	539	83	1,844

	Income before income taxes and
	non-controlling interests	499	170	221	110	1,000
	Income taxes	135	56	46	46	283
	Non-controlling interests	—	—	2	8	10

	Net income	$364	$114	$173	$56	$707

	Average assets(3)	$164,252	$19,762	$103,745	$529	$288,288

Oct. 31, 2004 (4)	Net interest income	$1,004	$117	$91	$75	$1,287
	Non-interest income	487	385	646	96	1,614
	Intersegment revenue(1)	(164)	110	54	—	—

	Total revenue	1,327	612	791	171	2,901
	Provision for credit losses	148	9	43	(25)	175
	Amortization(2)	24	5	6	34	69
	Other non-interest expenses	711	449	870	167	2,197

	Income (loss) before income taxes and
	non-controlling interests	444	149	(128)	(5)	460
	Income taxes	151	49	(106)	(48)	46
	Non-controlling interests	—	—	12	—	12

	Net income (loss)	$293	$100	$(34)	$43	$402

	Average assets(3)	$161,693	$19,286	$96,922	$634	$278,535

Jan. 31, 2004 (4)	Net interest income	$1,029	$132	$157	$73	$1,391
	Non-interest income	455	385	646	64	1,550
	Intersegment revenue(1)	(159)	106	55	(2)	—

	Total revenue	1,325	623	858	135	2,941
	Provision for credit losses	162	4	(15)	4	155
	Amortization(2)	28	5	4	29	66
	Other non-interest expenses	722	463	591	101	1,877

	Income before income taxes and
	non-controlling interests	413	151	278	1	843
	Income taxes	136	61	90	(31)	256
	Non-controlling interests	—	—	—	1	1

	Net income	$277	$90	$188	$31	$586

	Average assets(3)	$160,594	$19,800	$100,439	$696	$281,529

(1)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.

(2)	Includes amortization of buildings, furniture, equipment, leasehold improvements and finite-lived other intangible assets.

(3)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management. Average assets of Juniper (sold on December 1, 2004), CIBC Mellon joint ventures, Oppenheimer Holdings Inc. debentures and other average assets not directly attributable to specific business lines are not allocated to the business lines.

(4)	Certain comparative information has been restated due to adoption of amendments to the CICA handbook section 3860, “Financial Instruments — Disclosure and Presentation,” on November 1, 2004.

(5)	Pertains to reversal of the general allowance.

CIBC First Quarter 2005	27

11. Future accounting changes

Financial instruments

In January 2005, the CICA issued new accounting standards comprising handbook sections 3855 “Financial Instruments — Recognition and Measurement,” 3865 “Hedges,” 1530 “Comprehensive Income,” and 3251 “Equity” which will become effective for CIBC beginning November 1, 2006. The standards will increase harmonization with U.S. and international accounting standards.

     The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans, receivables, and investments intended to be held-to-maturity, which should be measured at amortized cost. Changes in the fair value of trading securities will continue to be reported in earnings, while changes in the fair value of available for sale securities will be reported within other comprehensive income, until the financial asset is disposed of, or becomes impaired.

     Similarly, the standards require that all financial liabilities be measured at fair value when they are held for trading or are derivatives. Other financial liabilities should be measured at cost.

     The standards permit an entity to designate any financial instrument, on initial recognition, as one that it will measure at fair value with gains and losses recognized in net income in the period in which they arise.

     Derivatives will be classified as trading, unless they are specifically designated within an effective hedge relationship. The standards permit three types of hedge relationships: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. For fair value hedges, the effective portion of changes in the fair value of derivative instruments is offset in earnings against the changes in fair value, attributed to the risk being hedged in the underlying asset, liability or firm commitment. For cash flow hedges, and hedges of net investments in self-sustaining foreign operations, the effective portion of changes in fair value of derivative instruments is offset through other comprehensive income, until the variability in cash flows being hedged is recognized in earnings in future accounting periods or upon derecognition of the net investment. Where a derivative instrument is designated as a hedge, and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective. Any ineffectiveness in a hedge relationship will be recognized in current earnings.

     Other comprehensive income will be included on the consolidated balance sheets as a separate component of shareholders’ equity (net of tax), and will include net unrealized gains on available for sale securities, net unrealized gains on derivative instruments designated within an effective cash flow hedge, and unrealized foreign currency translation gains and losses and offsetting hedges on self-sustaining foreign operations.

28	CIBC First Quarter 2005

TO REACH US:

Corporate Secretary: Shareholders may call 416-980-3096, fax 416-980-7012, or e-mail: michelle.caturay@cibc.com

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416-980-8306, fax 416-980-5028, or e-mail: alison.rampersad@cibc.com

Corporate Communications: Financial, business and trade media may call 416-980-4523, fax 416-363-5347, or
e-mail: emily.pang@cibc.com

CIBC Telephone Banking: As part of our commitment to our customers, information about CIBC products and services is available by calling 1-800-465-2422 toll free across Canada.

Online Investor Presentations: Supplementary financial information and a presentation to investors and analysts are available at www.cibc.com; About CIBC.

Earnings Conference Call: CIBC’s first quarter conference call with analysts and investors will take place on Thursday, February 24, 2005 at 2:15 p.m. (EST). The call will be available in English (416-405-9310 in Toronto, or toll-free 1-877-211-7911 throughout the rest of North America) and French (416-405-8532 in Toronto, or toll-free
1-877-295-2825).

A telephone replay of the conference call will be available in English and French from approximately 5:30 p.m. (EST) on February 24, 2005 until midnight March 10, 2005. To access the replay in English, call 1-800-408-3053, passcode 3140039#. To access the call in French, call 1-800-408-3053, passcode 3140041#.

Audio Webcast: A live audio webcast of CIBC’s first quarter results conference call will take place on Thursday, February 24, 2005 at 2:15 p.m. (EST) in English and French. To access the audio webcast, go to www.cibc.com; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on www.cibc.com; About CIBC.

Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.

DIRECT DIVIDEND DEPOSIT SERVICE

Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of the Canadian Payments Association. To arrange, please write to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario M5C 2W9, or e-mail: inquiries@cibcmellon.com

SHAREHOLDER INVESTMENT PLAN

Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the shareholder investment plan and pay no brokerage commissions or service charges.

For a copy of the offering circular, contact the Corporate Secretary at 416-980-3096, or fax 416-980-7012.

PRICE OF COMMON SHARES
UNDER THE PURCHASED
SHAREHOLDER INVESTMENT PLAN

	Share	Dividend
Dates	purchase	reinvestment & stock
purchased	option	dividend options
Nov 1/04	$73.57
Dec 1/04	$72.64
Jan 4/05	$72.33
Jan 28/05		$68.66

Canadian Imperial Bank of Commerce
Head Office: Commerce Court, Toronto, Ontario, Canada M5L 1A2 (416) 980-2211
www.cibc.com